Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) GENERAL MANDATE TO ISSUE SHARES;

(2) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS;

(3) THE PROVISION OF GUARANTEES BY

XIAMEN AIRLINES COMPANY LIMITED TO ITS SUBSIDIARIES;

AND

(4) NOTICE OF AGM

A notice convening the AGM to be held at 9:00 a.m. on Tuesday, 27 June 2023 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM or any adjourned meeting should you so wish.

12 May 2023

CONTENTS

Pages
DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF AGM	AGM-1

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 9:00 a.m. on Tuesday, 27 June 2023

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Authorisation on the Provision of Guarantees”	the authorisation by the AGM to Xiamen Airlines on the provision of guarantees to Hebei Airlines, SPVs, Xiamen Airlines Capital, Xiamen Airlines Finance Lease and Jiangxi Airlines

“Board”	the board of the directors of the Company

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares and A Shares are listed on the Stock Exchange and the Shanghai Stock Exchange, respectively

“Debt Financing Instruments”	the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra-short- term financing bills, short-term financing bills and mid-term notes

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share(s)”	H Share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Jiangxi Airlines”	Jiangxi Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Latest Practicable Date”	8 May 2023, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

“Proposed Issuance”	the proposed issuance of the Debt Financing Instruments by the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“SPVs”	Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 23 (Xiamen) Aircraft Lease Company Limited, limited liability companies incorporated under the laws of the PRC and wholly-owned subsidiaries of Xiamen Airlines as at the Latest Practicable Date

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of the Company as at the Latest Practicable Date

“Xiamen Airlines Capital”	Xiamen Airlines Capital (Hong Kong) Company Limited, a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Xiamen Airlines Finance Lease”	Xiamen Airlines Finance Lease Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of Xiamen Airlines as at the Latest Practicable Date

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Executive Directors:	Unit 301, 3/F, Office Tower
Ma Xu Lun (Chairman of the Board)	Guanhao Science Park Phase I
Han Wen Sheng (Vice Chairman of the Board and President)	12 Yuyan Street, Huangpu District
Luo Lai Jun	Guangzhou, Guangdong Province
PRC 510530
Independent non-executive Directors:
Liu Chang Le
Gu Hui Zhong
Guo Wei
Cai Hong Ping

Supervisors:
Ren Ji Dong (Chairman of the Supervisory Committee)
Lin Xiao Chun
Yang Bin
12 May 2023

To the Shareholders

Dear Sir or Madam,

(1) GENERAL MANDATE TO ISSUE SHARES;

(2) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS;

(3) THE PROVISION OF GUARANTEES BY

XIAMEN AIRLINES COMPANY LIMITED TO ITS SUBSIDIARIES;

AND

(4) NOTICE OF AGM

I.	INTRODUCTION

The purposes of this circular are, among other things, (1) to provide you with further information in relation to the proposed grant of general mandate to the Board to issue Shares, the Proposed Issuance and the Authorisation on the Provision of Guarantees; and (2) to give you notice of the AGM, to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM.

LETTER FROM THE BOARD

II.	GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Board, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares to make or grant offers, agreements or options in respect thereof, with a total number of Shares not exceeding 20% of the total number of each of the existing A Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM (the “General Mandate”), at a discount (if any) of no more than 20% to the benchmark price as required by Rule 13.36(5) of the Listing Rules.

The General Mandate will lapse until the earlier of:

(a)	the conclusion of the 2023 annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Shareholders at a general meeting.

Pursuant to the relevant laws and regulations of the PRC, any additional issuance of A Shares exceeding RMB300 million and exceeding 20% of the net assets of the Company at the latest year end would still require the approval of the Shareholders at a general meeting even if the General Mandate is approved at the AGM. Given the size of the Company, issuance of A Shares not exceeding RMB300 million and not exceeding 20% of the net assets of the Company at the latest year end is not applicable to the Company, meaning that any issuance of A Shares in any amount would require prior approval from the Shareholders at a general meeting.

As at 30 April 2023, the Company had in issue 18,120,903,728 Shares, including 13,476,906,420 A Shares and 4,643,997,308 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot, issue and deal with up to a maximum of 2,695,381,284 A Shares and 928,799,461 H Shares, respectively, representing 20% of the number of A Shares and H Shares in issue, respectively, on the basis that no further A Shares and H Shares will be issued by the Company prior to the AGM.

It is also proposed at the AGM to give a conditional general mandate to the Board to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, to make such appropriate and necessary amendments to the Articles of Association as it think fit to reflect such increase in the registered capital of the Company, and to take any other action and go through any other procedure required to effect such increase in the registered capital of the Company.

LETTER FROM THE BOARD

III.	GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

(i)	General Information

In order to meet the demand of the production and operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the market opportunity and improve the financing flexibility and efficiency, the Board has resolved to obtain the general mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders’ approval by way of a special resolution at the AGM.

(ii)	Particulars of the Proposed Issuance

Particulars regarding the Proposed Issuance are as follows:

(a) Issuer:	the Company and/or its controlled or wholly-owned subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance

(b) Issue size:	the total balance of the Debt Financing Instruments outstanding shall be within the permissible size for debt issuance in accordance with the requirements of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market conditions

(c) Term and type	not more than 15 years for one single-term type of instrument or a portfolio of multiple types of instruments with various terms (excluding perpetual bonds), and the specific term composition and the issue size of different types of instruments with various terms shall be determined by the Board according to the relevant requirements and market conditions

(d) Use of proceeds:	the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company’s productions and operations, adjusting its debt structure, replenishing its working capital and/or investing in its projects, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs

(e) Term of validity of the mandate	from the date of the passing of the resolution at the AGM to the date of the 2023 annual general meeting of the Company

LETTER FROM THE BOARD

If the Board and/or its authorised person has resolved to issue the Debt Financing Instruments within the term of the above general mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the valid period of such approval, permission or registration.

(iii)	Authorisation to the Board

It is proposed to the Shareholders at the AGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and the market conditions:

(a)

to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and the number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance).

(b)

to take all necessary and incidental actions and steps in respect of the Proposed Issuance (including, but not limited to, engagement of intermediaries, making applications to relevant regulatory authorities on behalf of the Company for approval, registration, filing and other procedures relating to the Proposed Issuance, execution of all necessary legal documents relating to the Proposed Issuance to proceed with the issuance and other matters relating to the repayment of principal and interest and trading of the Debt Financing Instruments during their terms).

(c)	to approve, confirm and endorse any of the above actions and steps taken by the Company relating to the Proposed Issuance.

(d)

to make adjustments to the specific plans and other matters relating to the Proposed Issuance in accordance with the opinions of the relevant regulatory authorities or the then prevailing market conditions within the authority of the Board, in the case of any change in policies of regulatory authorities in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association.

(e)

to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance, and other matters relating to the repayment of principal and interest and trading of the Debt Financing Instruments during their terms.

(f)

to approve, sign and distribute announcements and circulars relating to the Proposed Issuance in accordance with the applicable regulatory rules adopted at the listing place, and to disclose relevant information.

LETTER FROM THE BOARD

(g)	to deal with specific matters relating to the Proposed Issuance and the listing of the relevant Debt Financing Instruments.

(h)

to make adjustments to any relevant matters and the performance during the term of validity in accordance with applicable laws, regulations and normative documents, as well as the actual performance relating to the issued Debt Financing Instruments.

IV.	THE PROVISION OF GUARANTEES BY XIAMEN AIRLINES COMPANY LIMITED TO ITS SUBSIDIARIES

(i)	General Information

Reference is made to the Company’s announcement dated 28 April 2023 in relation to the Authorisation on the Provision of Guarantees.

On 28 April 2023, the Board resolved to authorise Xiamen Airlines to provide guarantees to Hebei Airlines, SPVs, Xiamen Airlines Finance Lease, Xiamen Airlines Capital and Jiangxi Airlines with an aggregate balance up to RMB2,789 million, RMB3,560 million, RMB1,000 million, RMB100 million and RMB723 million, or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024, respectively, and to authorise the legal representative of Xiamen Airlines (or his authorised person) to deal with all procedures in relation to the abovementioned guarantees. The Authorisation on the Provision of Guarantees shall be subject to the Shareholders’ approval at the AGM in accordance with the requirements of the Shanghai Stock Exchange and the Articles of Association.

(ii)	Information on the Guaranteed Parties

(a)	Heibei Airlines

Name of the guaranteed party:	Hebei Airlines Company Limited

Place of registration:	World Trade Plaza Hotel, No. 303 Zhongshan East Road, Chang’an District, Shijiazhuang, Hebei Province

Legal representative:	Chen Hong Bo

Registered capital:	RMB3,590 million

LETTER FROM THE BOARD

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing services; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the items prohibited or restricted by the laws, regulations and the decisions of the State Council); import and export of commodities and technologies (except for those prohibited by PRC or subject to approval); retail of prepackaged foods, daily necessities, artware and souvenirs; business training (excluding educational training, vocational training and other training that requires approval); laundry services; and leasing of non-residential real estate (businesses subject to approval according to the laws may only be carried out upon approval by the relevant authority)

Material contingencies affecting the solvency of the guaranteed party:	None

Shareholding structure:	Hebei Airlines is owned as to 100% by Xiamen Airlines

As at the Latest Practicable Date, the guaranteed party was rated AA- for the credit rating by the Industrial and Commercial Bank of China.

Asset liability ratio of the guaranteed party as of March 2023 was 94.31%.

LETTER FROM THE BOARD

Financial information for the latest one year and one period of the guaranteed party:

		Unit: RMB million

Item	As at 31 December 2022	As at 31 March 2023
		(unaudited)
Total assets	3,832.87	3,659.57
Total liabilities	3,762.53	3,451.21
Total bank loans	0	0
Total current liabilities	2,185.35	2,015.70
Net assets	70.34	208.35

	January-December 2022	January-March 2023
		(unaudited)
Revenue	1,851.67	891.97
Net profit	-1,378.50	25.82

(b)	SPVs

Name of the guaranteed party:	Xiamen Airlines No.1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 23 (Xiamen) Aircraft Lease Company Limited

Place of registration:	Unit 201-4, 2nd Floor, No. 7 Huyu Road, Xiamen Area (Bonded Logistics Area) of China (Fujian) Pilot Free Trade Zone

Legal representative:	Wang Qing

Registered capital:	ranging from RMB0.1 million to RMB0.2 million, respectively, depending on the quantity and model of the aircrafts operated by each SPV

LETTER FROM THE BOARD

Business scope:	leasing of aircraft and aircraft equipment (SPVs only); other unspecified leasing of machinery and equipment (excluding items subject to approval); purchase of leased property from the domestic and overseas; treatment of residual value of leased property; other unspecified professional consulting services (excluding items subject to approval); import and export of various types of commodities and technologies (with no import and export commodity catalogue attached), except for those restricted or prohibited by the country to be operated or imported or exported by the Company; social economy consulting services (excluding financial consulting services); and other unspecified services (excluding items subject to approval).

Material contingencies affecting the solvency of the guaranteed party:	None

Shareholding structure:	SPVs are owned as to 100% by Xiamen Airlines.

As at the Latest Practicable Date, the guaranteed party has obtained no credit rating by any bank.

Among the SPVs, Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited have been established and authorised by the shareholders of the Company at the general meeting of the Company, while Xiamen Airlines No. 19 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 23 (Xiamen) Aircraft Lease Company Limited are new companies proposed to be established by Xiamen Airlines. SPVs have no financial information for the latest one year and one period.

(c)	Xiamen Airlines Capital

Name of the guaranteed party:	Xiamen Airlines Capital (Hong Kong) Company Limited

Place of registration:	Unit 2006, Junhui Centre, No. 22 Hongtu Road, Kwun Tong District, Kowloon, Hong Kong

Legal representative:	Yang Jun

LETTER FROM THE BOARD

Registered capital:	HK$289.6 million

Business scope:	Import and export trade; aircraft procurement; engine procurement; procurement of aviation material; procurement of aviation oil; aircraft leasing; aviation consulting services and other businesses.

Material contingencies affecting the solvency of the guaranteed party:	None

Shareholding structure:	Xiamen Airlines Capital is owned as to 100% by Xiamen Airlines

Asset liability ratio of the guaranteed party as of March 2023 was 4.56%.

Financial information for the latest one year and one period of the guaranteed party:

		Unit: RMB million
Item	As at 31 December 2022	As at 31 March 2023
		(unaudited)
Total assets	265.92	262.11
Total liabilities	11.87	11.96
Total bank loans	0	0
Total current liabilities	11.87	11.96
Net assets	254.05	250.15

	January-December 2022	January-March 2023
		(unaudited)
Revenue	0.03	0.04
Net profit	6.92	1.19

(d)	Xiamen Airlines Finance Lease

Name of the guaranteed party:	Xiamen Airlines Finance Lease Company Limited

Place of registration:	Unit 431-H, 4th Floor, Building C, Xiamen International Shipping Center, No. 93 Xiangyu Road, Xiamen Area of China (Fujian) Pilot Free Trade Zone

LETTER FROM THE BOARD

Legal representative:	Cai Jin Gao

Registered capital:	RMB1,000 million

Business scope:	Finance lease, leasing, purchase of leased property from the domestic and overseas, treatment and maintenance of residual value of leased property, leasing transaction consulting and guarantee services and other financial leasing businesses approved by the relevant authority; concurrent operation of commercial factoring business in connection with the major businesses of Xiamen Airlines Finance Lease; other unspecified professional consulting services (excluding items subject to approval); import and export of various types of commodities and technologies (with no import and export commodity catalog attached), except for those restricted or prohibited by PRC to be operated or imported or exported by the Company; social economy consulting services (excluding financial consulting services); and other unspecified services (excluding items subject to approval). (The aforementioned businesses do not include business to which the special management measures for foreign investment admission apply.)

Material contingencies affecting the solvency of the guaranteed party:	None

Shareholding structure:	Xiamen Airlines Finance Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Capital.

Asset liability ratio of the guaranteed party as of March 2023 was 39.93%.

LETTER FROM THE BOARD

Financial information for the latest one year and one period of the guaranteed party:

		Unit: RMB million
Item	As at 31 December 2022	As at 31 March 2023
		(unaudited)
Total assets	1,674.55	1,678.52
Total liabilities	668.73	670.25
Total bank loans	0	0
Total current liabilities	668.73	670.12
Net assets	1,005.82	1,008.28

	January-December 2022	January-March 2023
		(unaudited)
Revenue	36.41	9.18
Net profit	30.81	2.05

(e)	Jiangxi Airlines

Name of the guaranteed party:	Jiangxi Airlines Company Limited

Place of registration:	Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative:	Kang Zhi Yang

Registered capital:	RMB2,000 million

LETTER FROM THE BOARD

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non- destructive testing; aviation material supply chain management; self-operation of and acting as agent for import and export of various types of commodities and technologies (except for those prohibited or restricted by PRC to be operated or imported or exported by the Company); food sales; online trade agency; other unspecified retail businesses (excluding those subject to approval); various types of domestic advertising design, production, publishing and agency services (businesses subject to approval according to the laws may only be carried out after approval by the relevant authority).

Material contingencies affecting the solvency of the guaranteed party:	None

Shareholding structure:	Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Industry Group Company Limited.

As at the Latest Practicable Date, the guaranteed party was rated A for the credit rating by the Bank of China.

Asset liability ratio of the guaranteed party as of March 2023 was 70.81%.

LETTER FROM THE BOARD

Financial information for the latest one year and one period of the guaranteed party:

		Unit: RMB million
Item	As at 31 December 2022	As at 31 March 2023
		(unaudited)
Total assets	3,096.21	3,206.94
Total liabilities	2,162.22	2,270.80
Total bank loans	0	0
Total current liabilities	1,119.86	1,168.54
Net assets	934.00	936.14

	January-December 2022	January-March 2023
		(unaudited)
Revenue	623.45	352.17
Net profit	-427.54	2.14

(iii)	Relationship between the Guaranteed Parties and the Company

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Company Limited and 11% by Fujian Investment and Development Group Company Limited, respectively. Hebei Airlines, SPVs and Xiamen Airlines Capital are wholly-owned subsidiaries of Xiamen Airlines. Xiamen Airlines Finance Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Capital, respectively. Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines and is owned as to 60% by Xiamen Airlines.

(iv)	Main Contents of Authorisation on the Provision of Guarantees

As at the Latest Practicable Date, Xiamen Airlines has not entered into any guarantee agreements with any third-party entities beyond the scope of authorisation. The abovementioned guarantee limits shall only be taken as the maximum guarantee that may be provided by Xiamen Airlines as authorised, and the specific guarantee amounts within the foregoing guarantee limits shall be subject to the guarantee agreements entered into with the relevant financial institutions. The Company will perform its information disclosure obligations in accordance with the actual execution of any guarantee agreement.

LETTER FROM THE BOARD

(v)	Status of the Cumulative External Guarantees

As at the Latest Practicable Date, the Company and Xiamen Airlines have provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed amounts approximately to RMB132.9872 million, representing approximately 0.32% of the Company’s audited net assets for the latest period and the amount of the joint liability guarantee is approximately RMB21.2020 million. The balance of guarantee provided by the Company and its controlled subsidiaries for 44 special purpose vehicles in operation is US$5,433 million, with no overdue guarantees up to date. The balance of guarantee provided by Xiamen Airlines for its controlled subsidiaries (excluding SPVs) is RMB3,159 million. The total amount of guarantee provided by the Company and its controlled subsidiaries for their controlled subsidiaries amounts approximately to RMB40,493 million, representing approximately 98.63% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

V.	AGM

A notice convening the AGM to be held at 9:00 a.m. on Tuesday, 27 June 2023 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the AGM, the Company’s register of members will be closed from Friday, 26 May 2023 to Tuesday, 27 June 2023, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Thursday, 25 May 2023, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM, you are requested to complete and return (a) the reply slip in accordance with the instructions printed thereon not later than Tuesday, 6 June 2023 and (b) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the AGM and voting in person if you so wish.

LETTER FROM THE BOARD

VI.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM as set out in the notice of AGM.

VII.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Ma Xu Lun
Chairman

NOTICE OF AGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Tuesday, 27 June 2023 at 9:00 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 12 May 2023 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	Resolution regarding the Report of the Board of the Directors of the Company for the year 2022;

2.	Resolution regarding the Report of the Supervisory Committee of the Company for the year 2022;

3.	Resolution regarding the full text and extract of Annual Report and the Annual Results Announcement of the Company for the year 2022;

4.	Resolution regarding the audited consolidated financial statements of the Company for the year 2022;

5.	Resolution regarding the profit distribution proposal of the Company for the year 2022;

Considering that the Company suffered an operating loss for the year 2022, which does not meet the conditions for profit distribution as required under the Articles of Association, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year 2022.

6.	Resolution regarding the appointment of external auditor for the year 2023;

To agree to appoint KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2023 and to appoint KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2023;

- AGM-1 -

NOTICE OF AGM

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

7.	THAT

(A)	the Board of the Company be and is hereby authorised to allot, issue and deal with additional shares of the Company under the general mandate.

(1)

subject to paragraph (3) of this resolution, the Board of the Company be and is hereby generally and unconditionally authorised to exercise during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers;

(2)

the authorisation to the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period be and is hereby approved;

(3)

the number of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the authorisation in paragraph (1) of this resolution shall not exceed 20% of the total number of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earlier of:

(a)	the conclusion of the 2023 annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders at a general meeting.

(B)

the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares, and to take any other action and go through any procedure required to effect such increase of the registered capital of the Company.

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NOTICE OF AGM

8.

THAT the Board be and is hereby authorised to determine the specific Debt Financing Instruments and issuance plan, and to issue, in one or multiple tranche(s), Debt Financing Instruments within the permissible size for debt issuance in accordance with the requirements of the applicable laws and regulations under the general mandate;

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as ordinary resolution:

9.	Resolution regarding the provision of guarantees by Xiamen Airlines Company Limited to its subsidiaries.

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

12 May 2023

As at the date of this notice, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non- executive Directors.

Notes:

1.	Persons who are entitled to attend the AGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Friday, 26 May 2023 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the AGM

a.

Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Tuesday, 6 June 2023, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

b.

When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

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NOTICE OF AGM

c.

Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on Thursday, 25 May 2023.

d.	The register of holders of H Shares will be closed from 26 May 2023 to 27 June 2023 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The AGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building

No. 68 Qixin Road, Baiyun District

Guangzhou

Guangdong Province

Postcode 510403

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Wu

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

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